UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Amendment No. 8)*
Under the Securities Exchange Act of 1934
Navios Maritime Acquisition Corporation
(Name of Issuer)
Common Stock, par value $0.0001
(Title of Class of Securities)
Y62159101
(CUSIP Number)
Vasiliki Papaefthymiou
Navios Maritime Holdings Inc.
85 Akti Miaouli Street
Piraeus, Greece 185 38
+30-210-4595000
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)
November 19, 2010
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.☑
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Navios Maritime Holdings Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS*

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of the Marshall Islands

	7	SOLE VOTING POWER

NUMBER OF		18,331,551(1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		18,331,551(1)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

18,331,551(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

45.0%(1)

14	TYPE OF REPORTING PERSON*

CO
(1)    Represents shares of Common Stock owned directly by Navios Maritime Holdings Inc. Does not include the 7,676,000 shares of Common Stock underlying the 1,000 shares of Series C Convertible Preferred Stock of the Issuer that are directly owned by Navios Maritime Holdings Inc., which shares of preferred stock are not convertible until after March 31, 2013.

Page 1 of 5 pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Amadeus Maritime S.A.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS*

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Panama

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,502,628(1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

1,502,628(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

1,502,628(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

3.7%(1)

14	TYPE OF REPORTING PERSON*

CO

(1)	Represents shares of Common Stock owned directly by Amadeus Maritime S.A. of which Angeliki Frangou has beneficial ownership.

Page 2 of 5 pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Angeliki Frangou

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS*

PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Greek

	7	SOLE VOTING POWER

NUMBER OF		1,902,628(1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,902,628(1)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

1,902,628(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

4.7%(1)

14	TYPE OF REPORTING PERSON*

IN

(1)	Represents 1,502,628 shares of Common Stock held directly by Amadeus Maritime S.A. of which Ms. Frangou is the beneficial owner and 400,000 shares of Common Stock held directly by Mr. Frangou.

Page 3 of 5 pages

Explanatory Note
Except as specifically amended and supplemented by this Amendment No. 8, and by Amendment No. 1 filed on April 26, 2010, Amendment No. 2 filed on April 29, 2010, Amendment No. 3 filed on April 30, 2010, Amendment No. 4 filed on May 5, 2010, Amendment No. 5 filed on May 26, 2010, Amendment No. 6 filed on August 6, 2010 and Amendment No. 7 filed on September 15, 2010, all other provisions of the Schedule 13D filed by the Reporting Persons on April 8, 2010 (the “Original Schedule 13D”) remain in full force and effect. The original Schedule 13D together with each of the Amendments thereto is referred to herein as the “Schedule 13D.” Capitalized terms used herein and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.
Item 3. Source and Amount of Funds or Other Consideration
Item 3 to the Schedule 13D is amended by incorporating by reference therein the information set forth in Item 5(a) and (b) to this Amendment No. 8.
Item 4. Purpose of Transaction.
Item 4 to the Schedule 13D is amended by incorporating by reference therein the information set forth in Item 5(a) and (b) of this Amendment No. 8.
Item 5. Interest in Securities of the Issuer
(a), (b) This Amendment No. 8 amends and restates Items 5(a) and (b) of the Schedule 13D as set forth below:
As of July 8, 2011, Holdings beneficially owned 18,331,551 shares (approximately 45.0%) of the Issuer’s Common Stock. Holdings has sole voting and dispositive power in respect of these shares.
On November 19, 2010, the Issuer completed the public offering of 6,500,000 shares of its Common Stock at a per share price of $5.50. Following this public offering, Holdings’ interest in the Issuer decreased to 53.7%.
On March 30, 2011, Holdings exchanged 7,676,000 shares of the Issuer’s Common Stock it held (of the 26,007,551 shares of Common Stock it owned immediately prior to such exchange) for 1,000 shares of non-voting Series C Convertible Preferred Stock of the Issuer (the “Series C Preferred Stock”) pursuant to an Exchange Agreement entered into on such date (“Navios Acquisition Share Exchange”). The fair value of the exchange was $30.5 million.
Following the Navios Acquisition Share Exchange, Holdings has 45.0% of the voting power and 53.7% of the economic interest in the Issuer. As a result, from March 30, 2011, the Issuer is considered as an affiliate entity of Holdings and is not a controlled subsidiary of Holdings, and the investment in the Issuer is accounted for under the equity method based on Holdings’ 53.7% economic interest due to Holdings’ significant influence over the Issuer.
The terms and provisions of the Series C Preferred Stock are governed by the Certificate of Designations, Preferences and Rights of the Company (the “Certificate of Designation”) as filed on March 30, 2011 with the Registrar of Corporations in the Republic of the Marshall Islands. The Series C Preferred Stock is convertible at the option of Navios Holdings at any time after March 31, 2013 into 7,676,000 shares of Common Stock, subject to the limitations as identified in the Certificate of Designation. The number of shares of Common Stock into which the Series C Preferred Stock is convertible is subject to certain customary adjustments.
The Series C Preferred Stock ranks pari passu with the Common Stock as to liquidation. If the Board of Directors of the Issuer declares a dividend payable upon the then-outstanding shares of Common Stock, the holders of the outstanding shares of Series C Convertible Preferred Stock are entitled to receive dividends on the Series C Convertible Preferred Stock in an amount equal to the amount that would have been received on the number of shares of Common Stock into which the shares of Series C Convertible Preferred Stock held by each holder thereof could be converted.
The Certificate of Designation, as filed, was filed as Exhibit 1.1 to the Current Report on Form 6-K filed by the Issuer on April 12, 2011 and is incorporated herein by reference.
The filing of this Schedule 13D shall not be construed as an admission that any Reporting Person is, for any purpose, the beneficial owner of any securities that are owned by any other Reporting Persons, except with respect to the 1,502,628 shares of Common Stock owned by Amadeus of which Ms. Frangou is the beneficial owner.
(c) Item 5(c) to the Schedule 13D is amended by incorporating by reference the information set forth in Item 5(a) and (b) to this Amendment No. 8.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
Item 6 to the Schedule 13D is amended by incorporating by reference therein the information set forth in Item 5(a) and (b) to this Amendment No. 8.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1:	Certificate of Designations for Series C Preferred Stock (incorporated by reference to Exhibit 1.1 to the Current Report on Form 6-K filed by the Issuer on April 12, 2011)

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 20, 2011		Navios Maritime Holdings Inc.

	By:	/s/ Angeliki Frangou

	Name:	Angeliki Frangou
	Title:	Chief Executive Officer

Amadeus Maritime S.A.

	By:	/s/ Jose Silva

	Name:	Jose Silva
	Title:	President

/s/ Angeliki Frangou (individually)